EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2022

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three and nine months ended September 30, 2022 is dated November 14, 2022. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated. All share amounts in this MD&A have been adjusted retrospectively to reflect the Share Consolidation (as defined herein) unless otherwise noted. See “Liquidity and Capital Resources—Equity”.

MD&A – Table of Contents

1

COMPANY OVERVIEW

SNDL Inc., formerly Sundial Growers Inc., operates under four reportable segments:

•	liquor retail sales of wines, beers and spirits,
•	cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations,
•	cannabis operations as a licensed producer that grows cannabis using state-of-the-art indoor facilities, and
•	investments targeting the global cannabis industry.

The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”), whose principal activities are related to the retail sale of cannabis.

SNDL was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” and the change became effective on the same day. In light of the evolution of SNDL’s business over the past two years, the new name more appropriately reflects the operating model and strategy across liquor and cannabis retail, cannabis cultivation and investments. The rebrand underscores SNDL’s differentiated vertical integration model and reorients to its position as Canada’s largest private sector regulated cannabis and liquor product platform.

SNDL is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

The principal activities of the Company are the retailing of wines, beers and spirits under the Wine and Beyond, Liquor Depot and Ace Liquor retail banners; the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of recreational cannabis is permitted, under the Value Buds and Spiritleaf retail banners; the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Value Buds and Grasslands; and, the deployment of capital to direct and indirect investments and partnerships throughout the global cannabis industry.

SNDL is the largest private sector liquor and cannabis retailer in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market. SNDL’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. SNDL’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space. The Company has established supply agreements with ten Canadian provinces and has a distribution network that covers 98% of the national adult-use cannabis industry.

SNDL and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities. As at September 30, 2022, the Company had funded $497.8 million out of the total $538.0 million that was originally committed to SunStream.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the global cannabis industry.

2

RECENT DEVELOPMENTS

acquisition of zenabis business

On November 1, 2022, the Company announced that, in the context of proceedings pursuant to the Zenabis Group’s (as defined below) filing under the Companies’ Creditors Arrangement Act (Canada), it had successfully acquired all assets of the business of the Zenabis Group, subject to certain exclusions (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court (the “Court”).

The Zenabis Business’ core asset is the 380,000-square-foot indoor growing facility in Atholville, New Brunswick, which has an annual production capacity of approximately 46,000 kilograms of dried cannabis and 15,000 kilograms of extraction capacity. The facility previously received EU GMP certification and has exported cannabis shipments to Malta, Israel and Australia.

The Company acquired more than 22 million grams of cannabis inventory, which will reduce near-term cultivation requirements and is expected to be monetized through wholesale transactions, international export, and branded product sales, partially through SNDL’s network of 185 retail stores. The Zenabis Business’ non-core assets include a 255,000-square foot industrial facility in Stellarton, Nova Scotia, which is under non-binding discussions for sale by SNDL. Certain intellectual property rights for the Zenabis brands and cannabis strains were also acquired.

The order of the Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).

Agreement to acquire the valens company

On August 22, 2022, the Company and The Valens Company Inc. (“Valens”) announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) to combine their businesses and create a leading vertically integrated cannabis platform. Pursuant to the terms of the Valens Arrangement Agreement, and subject to Valens’ shareholder approval and customary closing conditions, the Company expects to acquire all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”).

Under the terms of the Valens Arrangement Agreement, Valens’ shareholders will receive, for each Valens Share, 0.3334 of a common share of SNDL. Based on the August 19, 2022 closing price of the SNDL shares on the Nasdaq, the consideration represents an implied value of $1.26 per Valens Share (the “Implied Offer Price”), for total consideration of approximately $138.0 million. The Implied Offer Price represents a premium of 10% based on a trailing 30-day volume-weighted average price of the Valens Shares, on the Toronto Stock Exchange up to August 19, 2022.

Valens’ secured non-revolving term loan (the “Valens Term Loan”) has been refinanced and upsized with an additional $14.3 million of incremental capital provided by SNDL, thereby increasing the total principal amount of the Valens Term Loan to $60 million.

The Valens Transaction is expected to close during the first quarter of 2023, however, no assurance can be given that this will be the case.

Initiation of share repurchase program

On November 11, 2021, the Company announced that the board of directors of SNDL (the “Board”) approved a share repurchase program (the "Share Repurchase Program") which authorizes the Company to repurchase, from time to time, up to an aggregate of $100.0 million (the "Share Repurchase Amount") of its outstanding common shares through open market purchases at prevailing market prices. Notwithstanding the Share Repurchase Amount, SNDL may only purchase a maximum of 10.3 million common shares under the Share Repurchase Program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement.

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Subject to the foregoing limitations, the Share Repurchase Program commenced on November 19, 2021 and will expire on November 19, 2022. The Share Repurchase Program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company's discretion. The actual number of common shares which may be purchased pursuant to the Share Repurchase Program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation.

For the three and nine months ended September 30, 2022, the Company purchased and cancelled 1.7 million common shares at a weighted average price of $3.61 (US$2.75) per common share for a total cost of $6.1 million. Accumulated deficit was reduced by $10.4 million, representing the excess of the average carrying value of the common shares over their purchase price.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	Q3 2022	Q3 2021 (3)	Change	% Change
Financial
Gross revenue	235,144	17,162	217,982	1270%
Net revenue	230,500	14,367	216,133	1504%
Cost of sales	179,093	11,704	167,389	1430%
Gross margin	50,309	1,782	48,527	2723%
Gross margin %	22%	12%		9%
Gross margin before fair value adjustments (1)(2)	53,714	(1,208)	54,922	4547%
Gross margin before fair value adjustments percentages (2)	23%	-8%		32%
Interest and fee revenue	4,312	3,309	1,003	30%
Investment (loss) income	(5,513)	(18,008)	12,495	69%
Loss from operations (3)	(88,542)	(19,042)	(69,500)	-365%
Net income (loss) attributable to owners of the Company (3)	(98,108)	16,708	(114,816)	687%
Per share, basic (3)	(0.41)	0.08	(0.49)	600%
Per share, diluted (3)	(0.41)	0.08	(0.49)	606%
Adjusted EBITDA (2)	18,320	10,539	7,781	74%

Statement of Financial Position
Cash and cash equivalents	291,427	629,142	(337,715)	-54%
Inventory	144,056	36,093	107,963	299%
Property, plant and equipment	130,355	61,165	69,190	113%
Total assets	1,817,428	1,454,371	363,057	25%
(1)	Includes inventory obsolescence and impairment reversal of $2.3 million for the three months ended September 30, 2022, and expense of $3.9 million for the three months ended September 30, 2021.
(2)

Adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

(3)

Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 3(b) in the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022.

4

CONSOLIDATED RESULTS

General and administrative

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Salaries and wages	24,088	5,099	54,372	13,048
Consulting fees	341	154	1,204	780
Office and general	13,002	838	25,237	5,531
Professional fees	4,081	2,649	8,429	4,886
Merchant processing fees	1,582	—	3,096	—
Director compensation	116	88	357	263
Other	1,804	724	3,294	2,223
	45,014	9,552	95,989	26,731

General and administrative expenses for the three months ended September 30, 2022 were $45.0 million compared to $9.6 million for the three months ended September 30, 2021. The increase of $35.4 million was mainly due to increases in salaries and wages and office and general expenses as a result of the Alcanna acquisition on March 31, 2022 and the Inner Spirit acquisition on July 20, 2021.

General and administrative expenses for the nine months ended September 30, 2022 were $96.0 million compared to $26.7 million for the nine months ended September 30, 2021. The increase of $69.3 million was mainly due to increases in salaries and wages, office and general expenses and merchant processing fees as a result of the Alcanna acquisition and Inner Spirit acquisition.

Share-based compensation

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Equity-settled expense
Simple warrants	126	637	1,272	2,267
Stock options	13	32	65	(45)
Restricted share units	2,417	1,783	7,059	5,214
Cash-settled expense
Deferred share units	(487)	(583)	(1,685)	2,428
	2,069	1,869	6,711	9,864

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs.

The fair value of the Company’s common shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense for equity settled awards by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the three months ended September 30, 2022 was $2.1 million compared to $1.9 million for the three months ended September 30, 2021. The increase of $0.2 million was due to an increase in RSU expense, partially offset by a decrease in simple warrant expense. RSU expense increased due to the increased number of RSUs granted during the year. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years, thus lowering the expense in the current period.

5

Share-based compensation expense for the nine months ended September 30, 2022 was $6.7 million compared to $9.9 million for the nine months ended September 30, 2021. The decrease of $3.2 million was primarily due to a decrease in DSU expense and simple warrant expense, partially offset by an increase in RSU expense. The current period DSU recovery was caused by a decrease in fair value of the DSUs resulting from a decrease in the Company’s share price. In the prior period there was a change in the DSUs from being equity-settled to cash-settled, thereby requiring the DSUs to be accounted for as a liability instrument measured at fair value. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years. The increase in RSU expense was due to the increased number of RSUs granted during the year.

Transaction costs

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Transaction costs	417	5,276	(1,040)	9,729

Transaction costs for the three months ended September 30, 2022, were $0.4 million compared to $5.3 million for the three months ended September 30, 2021. Transaction costs in the current period relate primarily to the Alcanna acquisition. Transactions costs in the comparative period relate primarily to the Inner Spirit acquisition and corporate legal costs.

Transaction costs for the nine months ended September 30, 2022 were a recovery of $1.0 million compared to $9.7 million for the nine months ended September 30, 2021. Transaction cost recoveries include a recovery related to the reversal of a provision for costs associated with securities class action lawsuits. The provision was recorded at the full amount payable upon settlement and has now been reduced by the amount covered by the Company’s directors and officers’ insurance policy. Transaction costs in the comparative period included costs associated with registered securities offerings, the Inner Spirit acquisition, legal costs and various financing initiatives.

Finance costs

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Cash finance expense
Other finance costs	1	1	170	40
	1	1	170	40
Non-cash finance expense
Change in fair value of investments at FVTPL	4,684	—	26,989	—
Accretion on lease liabilities	4,095	627	8,363	671
Financial guarantee liability (recovery) expense	(14)	—	(91)	—
Other	(130)	—	59	8
	8,635	627	35,320	679
Interest income	(227)	(493)	(637)	(493)
	8,409	135	34,853	226

Finance costs include accretion expense related to lease obligations, finance income related to net investment in subleases, change in fair value of investments at Fair Value Through Profit or Loss (“FVTPL”) and certain other expenses.

Finance costs for the three months ended September 30, 2022 were $8.4 million compared to $0.1 million for the three months ended September 30, 2021. The increase of $8.3 million was due to the change in fair value of investments at FVTPL and an increase in accretion on lease liabilities.

Finance costs for the nine months ended September 30, 2022 were $34.9 million compared to $0.2 million for the nine months ended September 30, 2021. The increase of $34.7 million was due to the change in fair value of investments at FVTPL and an increase in accretion on lease liabilities. The decrease in fair value of investments at FVTPL was mainly due to an adjustment to the Zenabis senior loan (refer to note 13 in the condensed consolidated interim financial statements).

6

The Company’s lease obligations have increased significantly due to both the Inner Spirit acquisition and the Alcanna acquisition as the Company acquired leases of retail space for corporate-owned stores.

Change in estimate of fair value of derivative warrants

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Change in estimate of fair value of derivative warrants	8,500	(24,100)	(6,856)	86,034

Change in estimate of fair value of derivative warrants for the three months ended September 30, 2022 was an expense of $8.5 million compared to a recovery of $24.1 million for the three months ended September 30, 2021. The current period expense was due to an adjustment to the exercise price of the 9.8 million warrants issued in 2021 triggered by the Company’s Share Consolidation. The recovery in the comparative period was caused by a decrease in the fair value, mainly caused by a decrease in the Company’s share price from US$9.49 on June 30, 2021 to US$6.78 on September 30, 2021.

Change in estimate of fair value of derivative warrants for the nine months ended September 30, 2022 was a recovery of $6.9 million compared to an expense of $86.0 million for the nine months ended September 30, 2021. The recovery in the current period relates to a decrease in the fair value, mainly due to a decrease in the Company’s share price from US$5.78 on December 31, 2021, to US$2.18 on September 30, 2022. The expense in the comparative period related to the granting of 25.0 million derivative warrants and the corresponding changes in fair value.

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability, pursuant to IFRS requirements due to the warrant exercise prices being denominated in United States dollars. Refer to note 24 in the condensed consolidated interim financial statements for valuation methodology. The Company has no cash obligation with respect to the derivative warrants, and its only obligation is to deliver common shares if, and when, warrants are exercised.

Net INCOME (loss)

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Net (loss) income	(98,844)	16,708	(210,857)	(170,024)

Net loss for the three months ended September 30, 2022 was $98.8 million compared to net income of $16.7 million for three months ended September 30, 2021. The increase in net loss of $115.5 million was largely due to higher general and administrative expenses ($35.5 million), depreciation and amortization ($7.2 million), asset impairment ($86.5 million), finance costs ($8.3 million) and change in fair value of derivative warrants ($32.6 million), partially offset by an increase in gross margin ($48.6 million), lower investment losses ($12.5 million) and transaction costs ($4.9 million).

Net loss for the nine months ended September 30, 2022 was $210.9 million compared to a net loss of $170.0 million for the nine months ended September 30, 2021. The increase in net loss of $40.9 million was mostly due to an increase in investment losses ($55.6 million), share of profit (loss) of equity-accounted investees ($38.4 million), higher general and administrative expenses ($69.3 million), depreciation and amortization ($14.7 million), asset impairment ($28.4 million) and finance costs ($34.6 million), partially offset by an increase in gross margin ($101.4 million), lower transaction costs ($10.8 million) and change in fair value of derivative warrant liabilities ($92.9 million).

Adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Adjusted EBITDA (1)	18,320	10,539	(8,282)	13,661
(1)

Adjusted EBITDA is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

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Adjusted EBITDA was $18.3 million for the three months ended September 30, 2022 compared to $10.5 million for the three months ended September 30, 2021. The increase was due to an:

•	increase in gross margin including from the acquisition of Alcanna, Nova and Spiritleaf.

The increase was partially offset by:

•	Increase in general and administrative expenses due to the acquisition of Alcanna, Nova and Spiritleaf; and
•	Decrease in realized gain on marketable securities.

Adjusted EBITDA was a loss of $8.3 million for the nine months ended September 30, 2022 compared to $13.7 million for the nine months ended September 30, 2021. The increased loss was due to the following:

•	Decrease in share of profit of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments;
•	Increase in general and administrative expenses due to the acquisition of Alcanna, Nova and Spiritleaf; and
•	Decrease in realized gain on marketable securities.

The decrease was partially offset by an:

•	increase in gross margin including from the acquisition of Alcanna, Nova and Spiritleaf.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets in Canada. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at September 30, 2022
Total assets	577,198	173,418	147,385	900,091	19,336	1,817,428
Nine months ended September 30, 2022
Net revenue	302,435	137,208	32,149	—	—	471,792
Gross margin	69,380	31,684	(4,257)	—	—	96,807
Interest and fee revenue	—	—	—	10,750	—	10,750
Investment (loss) income	—	—	—	(58,296)	—	(58,296)
Share of loss of equity-accounted investees	—	—	—	(24,711)	—	(24,711)
Depreciation and amortization	5,722	6,041	9	—	7,550	19,322
Income (loss) before income tax	19,042	(84,681)	(16,686)	(98,721)	(38,529)	(219,575)
Three months ended September 30, 2022
Net revenue	152,488	66,202	11,810	—	—	230,500
Gross margin	35,568	14,494	247	—	—	50,309
Interest and fee revenue	—	—	—	4,312	—	4,312
Investment (loss) income	—	—	—	(5,513)	—	(5,513)
Share of loss of equity-accounted investees	—	—	—	9,176	—	9,176
Depreciation and amortization	2,923	3,199	—	—	3,661	9,783
Income (loss) before income tax	10,736	(84,848)	(5,686)	3,252	(29,225)	(105,771)
(1)

Liquor retail includes operations for the period from March 31, 2022, to September 30, 2022, and cannabis retail includes the operations of Nova retail stores for the period from March 31, 2022, to September 30, 2022.

(2)	Total assets include cash and cash equivalents.

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($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2021
Total assets (3)	—	157,022	147,887	1,093,596	29,155	1,427,660
Nine months ended September 30, 2021
Net revenue	—	6,140	27,269	—	—	33,409
Gross margin	—	3,658	(8,149)	—	—	(4,491)
Interest and fee revenue	—	—	—	9,502	—	9,502
Investment loss	—	—	—	(2,746)	—	(2,746)
Share of profit of equity-accounted investees	—	—	—	13,642	—	13,642
Depreciation and amortization (3)	—	1,709	2,442	—	469	4,620
Income (loss) before income tax (3)	—	(722)	(94,800)	17,339	(107,542)	(185,725)
Three months ended September 30, 2021
Net revenue	—	6,140	8,227	—	—	14,367
Gross margin	—	3,658	(1,876)	—	—	1,782
Interest and fee revenue	—	—	—	3,309	—	3,309
Investment loss	—	—	—	(18,008)	—	(18,008)
Share of profit of equity-accounted investees	—	—	—	9,918	—	9,918
Depreciation and amortization (3)	—	1,709	660	—	262	2,631
Income (loss) before income tax (3)	—	(722)	(10,177)	(6,012)	17,918	1,007
(1)	Cannabis retail includes the operations of Inner Spirit retail and franchise stores for the period from July 20, 2021, to September 30, 2021.
(2)	Total assets include cash and cash equivalents.
(3)

Adjustments to provisional amounts have been made in the comparative period due the consummation of the Inner Spirit acquisition, refer to note 3(b) in the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022.

LIQUOR RETAIL SEGMENT RESULTS

GROSS MARGIN

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022 (1)	2021
Gross revenue	152,488	—	302,435	—
Cost of sales	116,920	—	233,055	—
Gross margin	35,568	—	69,380	—
(1)	Liquor retail results are for the period from March 31, 2022 to September 30, 2022.

The liquor retail segment results are comprised of operations for the period from March 31, 2022, to September 30, 2022. Gross margin for the three months ended September 30, 2022 was $35.6 million (23%) and for the nine months ended September 30, 2022 was $69.4 million (23%). Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits.

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CANNABIS RETAIL SEGMENT RESULTS

GROSS revenue

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022 (1)	2021
Retail	62,501	3,285	128,022	3,285
Franchise	2,182	2,197	6,297	2,197
Other	1,519	658	2,889	658
Gross revenue	66,202	6,140	137,208	6,140
(1)	Cannabis retail results include the operations of Nova for the period from March 31, 2022 to September 30, 2022.

Gross revenue for the three months ended September 30, 2022 was $66.2 million and for the nine months ended September 30, 2022 was $137.2 million. Retail revenue is comprised of retail cannabis sales to private customers from corporate-owned stores. Franchise revenue is comprised of royalty revenue, advertising revenue and franchise fees. Other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Prior to opening, Spiritleaf franchised retail cannabis stores purchase millwork (store fixtures) from the Company. Once a franchise Spiritleaf retail cannabis store is open and operating, it purchases supplies and Spiritleaf accessories from the Company to sell to customers.

GROSS MARGIN

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022 (1)	2021
Gross revenue	66,202	6,140	137,208	6,140
Cost of sales	51,708	2,482	105,524	2,482
Gross margin	14,494	3,658	31,684	3,658
(1)	Cannabis retail results include the operations of Nova for the period March 31, to September 30, 2022.

Gross margin for the three months ended September 30, 2022 was $14.5 million (22%) and for the nine months ended September 30, 2022 was $31.7 million (23%). Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories.

Asset impairment

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Asset impairment	84,366	—	84,366	—

During the three months ended September 30, 2022, the Company recorded impairments to goodwill of $67.9 million and intangible assets with indefinite useful lives of $16.4 million due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. The goodwill and intangible asset impairments were recognized in the cannabis retail reportable segment. The estimated recoverable amount was determined to be its value in use and was $40.0 million using a discount rate of 19.5%.

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CANNABIS OPERATIONS SEGMENT RESULTS

Kilogram equivalents sold

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Provincial boards	4,084	3,049	10,172	9,335
Medical	1	1	3	2
Wholesale	1,172	366	2,085	3,480
Total kilogram equivalents sold	5,257	3,416	12,260	12,817

For the three months ended September 30, 2022, the Company sold 5,257 kilogram equivalents of cannabis compared to 3,416 kilogram equivalents for the three months ended September 30, 2021. The increase of 1,841 kilogram equivalents sold was due to an increase in kilogram equivalents sold to provincial boards and wholesale kilogram equivalents sold.

For the nine months ended September 30, 2022, the Company sold 12,260 kilogram equivalents of cannabis compared to 12,817 kilogram equivalents for the nine months ended September 30, 2021. The decrease of 557 kilogram equivalents sold was due to a decrease in wholesale kilogram equivalents sold, partially offset by an increase in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company’s calculation of kilogram equivalents (or other measurement equivalents stated in this MD&A, including gram equivalents) is based upon internal estimates and may not be comparable to similar measures used by other companies.

Selling price

	Three months ended September 30		Nine months ended September 30
($/gram equivalent)	2022	2021	2022	2021
Provincial boards	3.92	3.31	4.00	3.22
Medical	1.00	5.42	2.33	7.35
Wholesale	0.37	2.50	1.21	1.57
Average gross selling price	3.13	3.23	3.52	2.77
Excise taxes	(0.88)	(0.82)	(0.90)	(0.64)
Average net selling price	2.25	2.41	2.62	2.13

For the three months ended September 30, 2022, the average net selling price was $2.25 per gram equivalent compared to $2.41 per gram equivalent for the three months ended September 30, 2021. The decrease of $0.16 per gram equivalent was largely due to a decrease in prices for wholesale sales, partially offset by an increase in prices for provincial board sales. The decrease in wholesale prices was due to several large bulk sales in the period as part of the Company’s inventory optimization strategy. The bulk sales included shake and trim which lowered the price per gram average. Provincial board sales prices have increased due to the shift from value products to core products and lower price discounts and concessions compared to the prior period.

For the nine months ended September 30, 2022, the average net selling price was $2.62 per gram equivalent compared to $2.13 per gram equivalent for the nine months ended September 30, 2021. The increase of $0.49 per gram equivalent was due to higher prices for provincial board sales, partially offset by lower wholesale prices. Provincial board prices have increased due to the shift from value products to core products and lower price discounts and concessions compared to the prior period. Wholesale prices have decreased due to several bulk sales with lower prices as part of the Company’s inventory optimization strategy.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, inhalables and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards, Canadian licensed producers (“LPs”) and international exports).

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Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the nine months ended September 30, 2022 and 2021 are based solely on adult-use end-consumer packaged cannabis sales.

Revenue

Revenue by form

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Revenue from dried flower	13,359	9,273	35,337	28,763
Revenue from vapes	2,133	1,166	3,862	3,863
Revenue from oil	—	37	38	1,628
Revenue from edibles and concentrates	962	546	3,194	1,255
Revenue from services	—	—	754	—
Gross revenue	16,454	11,022	43,185	35,509

Revenue by channel

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2022	2021	2022	2021
Provincial boards	16,021	10,105	40,646	30,035
Medical	1	3	7	6
Wholesale	432	914	2,532	5,468
Gross revenue	16,454	11,022	43,185	35,509
Excise taxes	(4,644)	(2,795)	(11,036)	(8,240)
Net revenue	11,810	8,227	32,149	27,269
Gross revenue per gram sold	$3.13	$3.23	$3.52	$2.77
Net revenue per gram sold	$2.25	$2.41	$2.62	$2.13

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other LPs and international exports. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company has entered into a concentrates licensing agreement with a third party based out of its previously owned Rocky View facility. Administrative fees and facility fees charged under the licensing agreement are recorded as revenue from services.

Gross revenue for the three months ended September 30, 2022 was $16.5 million compared to $11.0 million for the three months ended September 30, 2021. The increase of $5.5 million was due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices. Provincial board revenue increased by $5.9 million due to an increase in selling prices and an increase in kilogram equivalents sold. Wholesale revenue decreased by $0.5 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold.

Gross revenue for the nine months ended September 30, 2022 was $43.2 million compared to $35.5 million for the nine months ended September 30, 2021. The increase of $7.7 million was due to an increase in selling prices, partially offset by a decrease in kilogram equivalents sold. Provincial board revenue increased by $10.6 million due to an increase in selling prices and an increase in kilogram equivalents sold. Wholesale revenue decreased by $3.0 million due to a decrease in kilogram equivalents sold and a decrease in selling prices.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-

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flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary by jurisdiction.

Excise taxes for the three months ended September 30, 2022 were $4.6 million compared to $2.8 million for the three months ended September 30, 2021. The increase of $1.8 million was due to an increase in sales to provincial boards from the comparative period.

Excise taxes for the nine months ended September 30, 2022 were $11.0 million compared to $8.2 million for the nine months ended September 30, 2021. The increase of $2.8 million was due to expanded sales in provinces with higher provincial duties than the comparable period.

Cost of sales

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2022	2021	2022	2021
Cost of sales	10,465	9,222	29,131	30,201
Cost of sales per gram sold	$1.99	$2.70	$2.38	$2.36

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended September 30, 2022 were $10.5 million compared to $9.2 million for the three months ended September 30, 2021. The increase of $1.3 million was due to an increase in kilogram equivalents sold compared to the prior period, partially offset by a decrease in the cost of sales per gram sold.

Cost of sales for the nine months ended September 30, 2022 were $29.1 million compared to $30.2 million for the nine months ended September 30, 2021. The decrease of $1.1 million was due to a decrease in kilogram equivalents sold compared to the prior period, partially offset by a minor increase in the cost of sales per gram sold compared to the prior period.

Gross margin

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Net revenue	11,810	8,227	32,149	27,269
Cost of sales	10,465	9,222	29,131	30,201
Inventory impairment (recovery) and obsolescence	(2,307)	3,871	3,545	7,276
Gross margin before fair value adjustments (1)	3,652	(4,866)	(527)	(10,208)
Change in fair value of biological assets	(1,899)	2,975	1,403	2,550
Change in fair value realized through inventory	(1,506)	15	(5,133)	(491)
Gross margin	247	(1,876)	(4,257)	(8,149)
(1)

Gross margin before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

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Gross margin before fair value adjustments for the three months ended September 30, 2022 was $3.7 million compared to negative $4.9 million for the three months ended September 30, 2021. The increase of $8.6 million was due to higher net revenue and an inventory obsolescence provision reversal, partially offset by higher cost of sales. The inventory obsolescence provision reversal related primarily to bulk concentrates which were reallocated to the Company’s demand plan subsequent to a previous impairment. The inventory obsolescence provision in the comparative period was applied primarily to oil, bulk flower and shake due to price compression in the market.

Gross margin before fair value adjustments for the nine months ended September 30, 2022 was negative $0.5 million compared to negative $10.2 million for the nine months ended September 30, 2021. The increase of $9.7 million was due to higher net revenue, lower cost of sales and lower inventory obsolescence provision compared to the prior period. The inventory obsolescence provision was applied across all product formats. The inventory obsolescence provision in the comparative period was applied primarily to oil, concentrates, bulk flower and shake due to price compression in the market, as well as certain packaging inventory.

The total inventory obsolescence and impairment recognized during the nine months ended September 30, 2022 was $5.2 million, with $3.5 million relating to cost of sales and $1.7 million relating to the change in fair value realized through inventory. The total inventory obsolescence and impairment recognized during the nine months ended September 30, 2021 was $6.8 million, with $7.3 million relating to cost of sales and negative $0.5 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not yet been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

Asset impairment

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Asset impairment	2,156	—	4,006	60,000

The Company determined that indicators of impairment existed during the nine months ended September 30, 2022, regarding the Sun 8 intellectual property due to decreasing market demand. The estimated recoverable amount of the intangible assets was determined to be $2.5 million and an impairment of $1.9 million was recorded.

The Company determined that indicators of impairment existed during the three and nine months ended September 30, 2022, relating to certain machinery and equipment due to their discontinued use. The estimated recoverable amount of the assets was determined to be nil and an impairment of $2.2 million was recorded for the three months ended September 30, 2022.

The Company determined that indicators of impairment existed during the nine months ended September 30, 2021, with respect to the Company’s Olds cash generating unit (“CGU”) as a result of curtailment in the utilization of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount.

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INVESTMENTS SEGMENT RESULTS

Interest and fee revenue

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	924	352	2,737	793
Interest and fee revenue from investments at FVTPL	1,095	2,116	3,754	6,398
Interest revenue from cash	2,293	841	4,259	2,311
	4,312	3,309	10,750	9,502

Interest and fee revenue for the three months ended September 30, 2022 was $4.3 million compared to $3.3 million for the three months ended September 30, 2021. The increase of $1.0 million was due to an increase in interest revenue from cash and investments at amortized cost, partially offset by a decrease in interest and fee revenue from investments at FVTPL. Interest revenue from cash increased due to increases in the prime interest rate. Interest revenue from investments at amortized cost increased due to increases in the number and dollar amount of investments compared to the prior period. Interest and fee revenue from investments at FVTPL decreased due to the suspension of interest payments on the Zenabis senior loan (refer to note 13 in the condensed consolidated interim financial statements).

Interest and fee revenue for the nine months ended September 30, 2022, was $10.8 million compared to $9.5 million for the nine months ended September 30, 2021. The increase of $1.3 million was due to an increase in interest revenue from cash and investments at amortized cost, partially offset by a decrease in interest and fee revenue from investments at FVTPL. Interest revenue from cash increased due to increases in the prime interest rate. Interest revenue from investments at amortized cost increased due to increases in the number and dollar amount of investments compared to the prior period. Interest and fee revenue from investments at FVTPL decreased due to the suspension of interest payments on the Zenabis senior loan (refer to note 13 in the condensed consolidated interim financial statements).

Investment revenue

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Investment revenue
Realized gains	—	5,988	389	18,218
Unrealized (losses) gains	(5,513)	(23,996)	(58,685)	(20,964)
	(5,513)	(18,008)	(58,296)	(2,746)

Investment revenue is comprised of realized and unrealized gains and losses on marketable securities.

Investment revenue for the three months ended September 30, 2022 was negative $5.5 million compared to negative $18.0 million for the three months ended September 30, 2021. The change was primarily due to a decrease in unrealized losses. The comparative period had larger decreases in share prices of the Company’s investments in Indiva Limited, Village Farms International, Inc. and Valens.

Investment revenue for the nine months ended September 30, 2022, was negative $58.3 million compared to negative $2.7 million for the nine months ended September 30, 2021. The current period had larger unrealized losses due to a decrease in share prices of the Company’s investments in Indiva Limited, Village Farms International, Inc. and Valens. The Company also realized a gain on disposition of $12.2 million in the comparative period from the disposition of all its shares held in another Canadian LP. The Company continues to strategically deploy capital with a focus on maximizing risk-adjusted cash flows and shareholder value.

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Share of profit of equity-accounted investees

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Net profit (loss)	9,176	9,918	(24,711)	13,642

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses.

Share of profit of equity-accounted investees for the three months ended September 30, 2022 was $9.2 million compared to $9.9 million for the three months ended September 30, 2021.

Share of profit of equity-accounted investees for the nine months ended September 30, 2022 was a loss of $24.7 million compared to $13.6 million for the nine months ended September 30, 2021. The decrease of $38.3 million was due to fair value adjustments to the investments related to increased assessed credit risk in the US cannabis industry.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2022			2021				2020
($000s, except as indicated)	Q3	Q2	Q1	Q4 (2)	Q3 (2)	Q2	Q1	Q4 (1)
Gross revenue	235,144	227,557	20,127	25,630	17,162	12,739	11,748	16,865
Gross investment revenue (loss)	(1,201)	(32,496)	(13,849)	(38,108)	(14,699)	5,706	15,749	—
Gross margin	50,309	43,079	3,419	(2,499)	1,782	(2,821)	(3,452)	(4,695)
Net (loss) income attributable to owners of the Company (2)	(98,108)	(73,301)	(37,904)	(56,989)	16,708	(52,287)	(134,416)	(57,622)
Per share, basic (2)	(0.41)	(0.31)	(0.18)	(0.28)	0.08	(0.28)	(0.93)	(1.10)
Per share, diluted (2)	(0.41)	(0.31)	(0.18)	(0.28)	0.08	(0.28)	(0.93)	(1.10)
Adjusted EBITDA (3)	18,320	(25,927)	(675)	18,425	10,539	(205)	3,327	(5,633)
(1)

Q4 2020 net loss, net loss attributable to owners of the Company and the per share amounts have been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest.

(2)

Adjustments to provisional amounts have been made in the comparative period (Q3 2021 and Q4 2021) due the consummation of the Inner Spirit acquisition, refer to note 3(b) in the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022.

(3)

Adjusted EBITDA is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•	conversion of convertible notes and warrants;
•	repayment and extinguishment of the Company’s long-term debt;
•	implementing several streamlining and efficiency initiatives which included workforce optimizations;
•	issuance of equity securities in several registered offerings;
•	issuance of common shares under several at-the-market programs;
•	entering into and acquiring several cannabis-related investments;
•	investing and disposing of marketable securities;
•	decreasing ownership in Pathway RX Inc.;
•	shift to include investment strategy as part of the Company’s operations;
•	price discounts and provisions for product returns;
•	impairment of property, plant and equipment;
•	provisions for inventory obsolescence and impairment;
•	investments in SunStream;
•	acquisitions of Inner Spirit and Alcanna, inclusive of its subsidiary, Nova.

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LIQUIDITY AND CAPITAL RESOURCES

($000s)	September 30, 2022	December 31, 2021
Cash and cash equivalents	291,427	558,251

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease obligations have increased significantly due to both the Inner Spirit acquisition and the Alcanna acquisition as corporate stores occupy leased retail space. Refer to “Contractual Commitments and Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease obligations. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at September 30, 2022, the Company has no outstanding bank debt or other debt.

Equity

On July 25, 2022, the Company’s shareholders approved a special resolution for the consolidation of all of the issued and outstanding common shares (the “Share Consolidation”) on the basis of not more than one post-consolidation common share for every ten pre-consolidation common shares and not less than one post-consolidation common share for every twenty-five pre-consolidation common shares, to be determined by the Board in its sole discretion, to become effective at such time as the Board considers it to be in the best interests of the Company, but in any event not later than July 25, 2023.

Immediately following the shareholder approval, the Board determined to effect the Share Consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The Share Consolidation took effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

All references to common shares, warrants, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs), including exercise prices where applicable, have been fully retrospectively adjusted to reflect the Share Consolidation.

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As at September 30, 2022, the Company had the following share capital instruments outstanding:

(000s)	September 30, 2022	December 31, 2021
Common shares	236,833	206,041
Common share purchase warrants (1)	309	357
Simple warrants (2)	251	259
Performance warrants (3)	131	139
Stock options (4)	44	45
Restricted share units	2,362	754
(1)	0.1 million warrants were exercisable as at September 30, 2022.
(2)	0.2 million simple warrants were exercisable as at September 30, 2022.
(3)	0.1 million performance warrants were exercisable as at September 30, 2022.
(4)	32.3 thousand stock options were exercisable as at September 30, 2022.

Common shares were issued during the nine months ended September 30, 2022 in connection with the following transactions:

•	The Company issued 0.4 million common shares related to the termination of the service and sale agreement with Sun 8 Holdings Inc.;
•	The Company issued 32.1 million common shares as consideration for the Alcanna acquisition; and
•	The Company purchased and cancelled 1.7 million common shares at a weighted average price of $3.61 (US$2.75) per common share for a total cost of $6.1 million.

Subsequent to September 30, 2022:

•	The Company purchased and cancelled 0.2 million common shares at a weighted average price of $3.01 (US$2.21) per common share for a total cost of $0.6 million.

As at November 14, 2022, a total of 236.6 million common shares were outstanding.

Cash Flow Summary

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Cash provided by (used in):
Operating activities	8,572	(56,160)	(35,321)	(160,908)
Investing activities	(71,618)	(213,906)	(211,392)	(417,053)
Financing activities	(8,157)	11,783	(20,111)	1,146,771
Effect of exchange rate changes	—	2,007	—	(44)
Change in cash and cash equivalents	(71,203)	(256,276)	(266,824)	568,766

Cash Flow – Operating Activities

Net cash provided by operating activities was $8.6 million for the three months ended September 30, 2022 compared to $56.2 million used in operating activities for the three months ended September 30, 2021. The increase of $64.8 million was due to a decrease in net loss adjusted for non-cash items, lower additions to marketable securities and change in non-cash working capital. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash used in operating activities was $35.3 million for the nine months ended September 30, 2022 compared to $160.9 million used in operating activities for the nine months ended September 30, 2021. The decrease of $125.6 million was due to a decrease in net loss adjusted for non-cash items and lower additions to marketable securities, partially offset by proceeds from disposal in marketable securities in the comparative period and change in non-cash working capital. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

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Cash Flow – Investing Activities

Net cash used in investing activities was $71.6 million for the three months ended September 30, 2022 compared to $213.9 million used in investing activities for the three months ended September 30, 2021. The decrease of $142.3 million was mainly due to additions to equity-accounted investees and the Inner Spirit acquisition in the comparative period, partially offset by additions to investments in the current period.

Net cash used in investing activities was $211.4 million for the nine months ended September 30, 2022 compared to $417.1 million used in investing activities for the nine months ended September 30, 2021. The decrease of $205.7 million was primarily due to additions to equity-accounted investees in the comparative period, partially offset by the acquisition of Alcanna and additions to investments.

Cash Flow – Financing Activities

Net cash used in financing activities was $8.2 million for the three months ended September 30, 2022 compared to $11.8 million provided by financing activities for the three months ended September 30, 2021. The decrease of $20.0 million was due to change in restricted cash and increased payments on lease obligations, partially offset by the convertible debenture settlement in the prior period.

Net cash used in financing activities was $20.1 million for the nine months ended September 30, 2022 compared to $1,146.8 million provided by financing activities for the nine months ended September 30, 2021. The decrease of $1,166.9 million was largely due to proceeds from the issuance of shares, proceeds from registered offerings and proceeds from the exercise of derivative warrants in the comparative period, partially offset by the change in restricted cash and payments on lease obligations.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

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Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at September 30, 2022.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	41,861	—	—	—	41,861
Lease obligations	37,599	64,923	48,132	51,601	202,255
Financial guarantee liability	—	375	—	—	375
Total	79,460	65,298	48,132	51,601	244,491

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2022 of $2.5 million (December 31, 2021 - $2.5 million).

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. Such proceedings, certain of which are pending or have been threatened against the Company, could include commercial litigation related to breach of contract claims brought by customers, suppliers and contractors, as well as litigation related to termination of certain of its employees. The outcome of any litigation is inherently uncertain. Although the Company believes it has meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on its business and results of operations.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-

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based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following table reconciles adjusted EBITDA to net income (loss) for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Net (loss) income	(98,844)	16,708	(210,857)	(170,024)
Adjustments:
Finance costs	8,409	135	34,853	226
Change in estimate of fair value of derivative warrants	8,500	(24,100)	(6,856)	86,034
Depreciation and amortization	9,783	2,631	19,322	4,620
Income tax recovery	(6,927)	(15,701)	(8,718)	(15,701)
Change in fair value of biological assets	1,899	(2,975)	(1,403)	(2,550)
Change in fair value realized through inventory	1,506	(15)	5,133	491
Unrealized foreign exchange (gain) loss	(75)	(2,071)	(40)	(62)
Unrealized (gain) loss on marketable securities	5,513	23,996	58,685	20,964
Share-based compensation	2,069	1,869	6,711	9,864
Asset impairment	86,522	—	88,372	60,000
Loss (gain) on disposition of PP&E	(6)	—	(408)	139
Cost of sales non-cash component (1)	1,861	915	5,301	2,903
Inventory impairment (recovery) and obsolescence	(2,307)	3,871	3,545	7,276
Restructuring costs	—	—	(882)	—
Transaction costs (2)	417	5,276	(1,040)	9,729
Government subsidies	—	—	—	(2,180)
Other expenses	—	—	—	1,932
Adjusted EBITDA	18,320	10,539	(8,282)	13,661
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs relate to financing activities.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

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The following table reconciles gross margin before fair value adjustments to gross margin for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Gross margin	247	(1,876)	(4,257)	(8,149)
Change in fair value of biological assets	(1,899)	2,975	1,403	2,550
Change in fair value realized through inventory	(1,506)	15	(5,133)	(491)
Gross margin before fair value adjustments	3,652	(4,866)	(527)	(10,208)

Non-IFRS Financial Ratios

Gross margin before fair value adjustments percentage

Gross margin before fair value adjustments percentage is a non-IFRS financial ratio which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments percentage is defined as gross margin before fair value adjustments divided by net revenue.

RELATED PARTIES

The Company did not enter into any related party transactions during the nine months ended September 30, 2022 and 2021, other than those disclosed in note 14 of the condensed consolidated interim financial statements relating to the Company’s SunStream joint venture.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2022, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the “Contractual Commitments and Obligations” section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of biological assets and inventory, estimating potential future returns on revenue, share-based compensation, convertible instruments, value of investments, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market interest and discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;

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•	Facts and circumstances supporting the likelihood and amount of contingent liabilities;
•	Assumptions and methodologies for the valuation of derivative financial instruments;
•	Discount rates used to value investments;
•	Market prices, volatility and discount rates used to determine fair value of equity-accounted investees; and
•	Estimated incremental borrowing rate used to measure lease liabilities.

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based upon evaluation of the Company’s disclosure controls and procedures as of September 30, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of such date, as a result of the material weaknesses described in our MD&A for the year ended December 31, 2021.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in NI 52-109 and Rule 13a-15(f) under the Exchange Act. Refer to our MD&A for the year ended December 31, 2021, for a discussion regarding internal control over financial reporting and material weaknesses identified.

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REMEDIATION

As previously described in our MD&A for the year ended December 31, 2021, management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures including the analysis of changes in the business and assessment of the key controls that are responsive to those changes.

At November 14, 2022, the above remediation measures are in progress and controls related to documentation of information technology general controls (“ITGCs”), restricting privileged-level access and monitoring of software upgrades have been designed and implemented. Additionally, the Company continues to evaluate roles and resourcing requirements, and add personnel who can assist with the Company’s financial reporting requirements. Management will continue to work to recruit and retain additional resources as needed. The deficiencies will not be considered remediated, however, until the applicable controls operate for a sufficient period, and management has concluded through testing that these controls are operating effectively.

Additionally, the Company has implemented and tested workflows designed to remediate the lack of segregation of duties in its information technology systems and processes. The Company believes that this remediation is complete, subject to the remediation and testing of other deficiencies related to the ITGC’s material weakness described above.

The Company is pursuing remediation of all of the above material weaknesses during the 2022 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of September 30, 2022, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the quarter ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In accordance with guidance issued by the Canadian Securities Administrators and the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has limited the evaluation of our internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting of the recently acquired operations of Inner Spirit (acquired July 20, 2021) and Alcanna (acquired on March 31, 2022).

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
IFRS	International Financial Reporting Standards
MD&A	Management’s Discussion and Analysis
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would”, and other similar

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expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed or referred to under the heading “Risk Factors” herein. Although management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. These statements are made as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Annual Report, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed under the Company’s profile on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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